Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter and year ended March 31, 2014 under IFRS

Net Income Grew 41% YoY in the quarter

IT Services Operating Margin Expanded by 150 basis points sequentially

IT Services Revenues Grew 24% YoY in the quarter; IT Services EBIT Grew 51% YoY in the quarter

Bangalore, India and East Brunswick, New Jersey, USA – April 17, 2014 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its fourth quarter and year ended March 31, 2014.

Highlights of the Results:

Results for the Quarter ended March 31, 2014:

•	Revenues from continuing operations were 117.0 billion ($2.0 billion1), an increase of 22% YoY.

•	Net Income from continuing operations was 22.3 billion ($371 million1), an increase of 41% YoY.

•	Non-GAAP Adjusted Net Income from continuing operations was 22.3 billion ($371 million1), an increase of 42% YoY.

•	IT Services Revenue was $1,720.2 million, a sequential increase of 2.5% and YoY increase of 8.5%.

•	IT Services[2] Revenues in Rupee terms was 106.2 billion ($1.8 billion1), an increase of 24% YoY.

•	IT Services[2] Earnings Before Interest and Tax (EBIT) was 26.1 billion ($434 million1), an increase of 51% YoY.

•	IT Services[2] Operating Margins was 24.5%, an expansion of 150 basis points sequentially.

Results for the Year ended March 31, 2014:

•	Revenues from continuing operations were 437.6 billion ($7.3 billion1), an increase of 16% YoY.

•	Net Income from continuing operations was 78.0 billion ($1.3 billion1), an increase of 27% YoY.

•	Non-GAAP Adjusted Net Income from continuing operations was 78.0 billion ($1.3 billion1), an increase of 28% YoY.

•	IT Services Revenue was $6,617.9 million, YoY increase of 6.4%.

•	IT Services[2] Revenues in Rupee terms was 399.5 billion ($6.7 billion1), an increase of 18% YoY.

•	IT Services[2] Earnings Before Interest and Tax (EBIT) was 90.3 billion ($1.5 billion1), an increase of 29% YoY.

•	IT Services[2] Operating Margins was 22.6% for the year an expansion of 195 basis points YoY.

•	Wipro declared a final dividend of 5 ($0.08) per share /ADS, taking the total dividend declared during the year to 8 ($0.13) per share/ADS.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 31, 2014, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 60.00. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2014 was US$1= 61.73

2.	For additional information on revenue and operating income by reportable segment on the new basis of segmentation, please see the financial statements

Performance for the quarter and year ended March 31, 2014

Azim Premji, Chairman of Wipro, commenting on the results said, “The steady improvement in global economy, coupled with the exciting pace of technological advancements, presents us with opportunities to create innovative solutions to help our customers differentiate, compete and succeed in their respective markets.”

T K Kurien, Executive Director & Chief Executive Officer of Wipro, said, “Our focus on process simplification, automation and platform-based delivery continues to deliver results and we are seeing the benefits through improved productivity, reduced timelines in execution and greater business agility. It is also gratifying to see that this focus has enabled improved win ratios and has also enhanced customer satisfaction.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “We continue to systematically work on improving our operational efficiencies resulting in expansion of full year IT Services operating margins by 195 basis points.”

Outlook for the Quarter ending June 30, 2014

We expect Revenues from our IT Services business to be in the range of $ 1,715 million to $ 1,755 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.66, Euro/USD at 1.37, AUD/USD at 0.90, USD/INR at 61.62

IT Services

The IT Services segment had 146,053 employees as of March 31, 2014. We added 59 new customers for the quarter.

Wipro has won a five-year infrastructure managed services contract with a Fortune 500 global leader in specialty chemicals. This strategic engagement leverages Wipro’s global network of data centers, delivery center footprint, automation capabilities and extensive experience in infrastructure and technology transformation. Wipro will incorporate ServiceNXT, its next-generation integrated managed services framework for this contract as well as leverage its strategic technology alliances in the industry.

Wipro has won a seven-year engagement with Xoserve, an organization which is an integral part of the restructured gas distribution market in Britain. The contract will involve replacement of Xoserve’s two-decade old legacy platform with best-in-class enterprise applications and more contemporary technologies, which will enable Xoserve to better meet the expected demand growth generated by the roll-out of smart meters in the United Kingdom.

A large global bank has selected Wipro as a strategic partner to provide quality assurance and automation services. As part of this multi-year contract, services that are currently managed by multiple incumbent vendors will transition to Wipro. Wipro will also help establish a ‘Target Operating Model’ for software testing as well as provide functional and non-functional testing and automation services for the bank.

A leading apparel and footwear company has renewed its multi-year engagement with Wipro, for application support services in a managed services model. The services provided by Wipro will enhance the stability, resilience and reduce the total cost of ownership for the customer’s organization-wide application landscape, which spans across several global brands and functions such as finance, supply chain, warehouse management and retail.

Wipro has won a deal from a multinational telecommunications company to manage IT and Network operations for their “Enterprise Business” in India. The scope of work includes design, build, feasibility, network operations and field support.

Wipro has won a large deal in the Basel II Risk & Compliance domain from a large state owned bank in India. The contract will provide Enterprise Risk Management for the Bank and its subsidiaries and will include the implementation of software, hardware, infrastructure management, and application sustenance.

Awards and accolades

Wipro was named ‘Leader’ in Worldwide Life Science Manufacturing and Supply Chain ITO by technology global research and advisory firm International Data Corporation (IDC) in its report IDC MarketScape: Worldwide Life Science Manufacturing and Supply Chain ITO 2013 Vendor Assessment, Doc #HI244265, November 2013. IDC evaluated leading Life Science Manufacturing and Supply Chain ITO Services providers across 24 criteria relating to current offering, strategy and market presence based on client inquiries, user needs assessments, and vendor and expert interviews.

IT Products

•	Our IT Products segment delivered Revenue of 11.1 billion ($185 million1) for the quarter ended March 31, 2014, a YoY increase of 3%. Revenue for the year end March 31, 2014 was 38.8 billion ($646 million1), a decrease of 1% YoY.

•	Earnings Before Interest and Tax (EBIT) for the quarter ended March 31, 2014 was 143 million ($2 million1), a decrease of 47% YoY. EBIT for the year ended March 31, 2014 was 310 million ($5 million1). a decrease of 69% YoY. The operating income of IT Products segment for the year includes non-recurring expense of 209 million ($3 million1) incurred due to cessation of manufacturing of Wipro branded desktops, laptops and servers. Operating income of the IT Products segment excluding the above non-recurring expense is 519 million ($9 million1).

Please see the table on page 8 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 8 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award and not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period.

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the quarter and year ended March 31, 2014, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Call

We will hold a conference call today at 06:45 p.m. Indian Standard Time (09:15 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally.

For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations		Contact for Media & Press

Aravind V S	Sridhar Ramasubbu	Vipin Nair

Phone: +91-80-25056186	Phone: +1 408-242-6285	Phone: 91-80-3991-6154

aravind.viswanathan@wipro.com	sridhar.ramasubbu@wipro.com	vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of March 31,
	2013	2014	2014
ASSETS
Goodwill	54,756	63,422	1,057
Intangible assets	1,714	1,936	32
Property, plant and equipment	50,525	51,449	857
Derivative assets	51	286	5
Available for sale investments	—	2,676	45
Non-current tax assets	10,308	10,192	170
Deferred tax assets	4,235	3,362	56
Other non-current assets	10,738	14,295	238

Total non-current assets	132,327	147,618	2,460

Inventories	3,263	2,293	38
Trade receivables	76,635	85,392	1,423
Other current assets	31,069	39,474	658
Unbilled revenues	31,988	39,334	656
Available for sale investments	69,171	60,557	1,009
Current tax assets	7,408	9,774	163
Derivative assets	3,031	3,661	61
Cash and cash equivalents	84,838	114,201	1,903

Total current assets	307,403	354,686	5,911

TOTAL ASSETS	439,730	502,304	8,371

EQUITY
Share capital	4,926	4,932	82
Share premium	11,760	12,664	211
Retained earnings	259,178	314,952	5,249
Share based payment reserve	1,316	1,021	17
Other components of equity	7,174	10,472	175
Shares held by controlled trust	(542)	(542)	(9)

Equity attributable to the equity holders of the company	283,812	343,499	5,725
Non-controlling Interest	1,171	1,387	23

Total equity	284,983	344,886	5,748

LIABILITIES
Long - term loans and borrowings	854	10,909	182
Deferred tax liabilities	846	1,796	30
Derivative liabilities	118	629	10
Non-current tax liability	4,790	3,448	57
Other non-current liabilities	3,390	4,174	70
Provisions	9	6	—

Total non-current liabilities	10,007	20,962	349

Loans and borrowings and bank overdrafts	62,962	40,683	678
Trade payables and accrued expenses	48,067	52,256	871
Unearned revenues	10,347	12,767	213
Current tax liabilities	10,226	12,482	208
Derivative liabilities	975	2,504	42
Other current liabilities	10,989	14,394	240
Provisions	1,174	1,370	23

Total current liabilities	144,740	136,456	2,274

TOTAL LIABILITIES	154,747	157,418	2,623

TOTAL EQUITY AND LIABILITIES	439,730	502,304	8,371

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2013	2014	2014	2013	2014	2014
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)
Continuing Operations
Gross revenues	96,078	116,535	1,942	374,256	434,269	7,238
Cost of revenues	(67,008)	(77,700)	(1,295)	(260,665)	(295,488)	(4,925)
Gross profit	29,070	38,835	647	113,591	138,781	2,313

Selling and marketing expenses	(6,183)	(7,025)	(117)	(24,213)	(29,248)	(487)
General and administrative expenses	(5,820)	(6,510)	(108)	(22,032)	(23,538)	(392)
Foreign exchange gains/(losses), net	62	510	8	2,626	3,359	56
Results from operating activities	17,129	25,810	430	69,972	89,354	1,490

Finance expenses	(395)	(842)	(14)	(2,693)	(2,891)	(48)
Finance and other income	3,077	3,959	66	11,317	14,542	242
Profit before tax	19,811	28,927	482	78,596	101,005	1,684
Income tax expense	(3,973)	(6,536)	(109)	(16,912)	(22,600)	(377)

Profit for the period from continuing operation	15,838	22,391	373	61,684	78,405	1,307

Discontinued operation
Profit after tax for the period from discontinued operation	1,535	—	—	5,012	—	—

Profit for the period	17,373	22,391	373	66,696	78,405	1,307

Attributable to:
Equity holders of the company	17,287	22,265	371	66,359	77,967	1,300
Non-controlling interest	86	126	2	337	438	7

Profit for the period	17,373	22,391	373	66,696	78,405	1,307

Profit from continuing operations attributable to:
Equity holders of the company	15,756	22,265	371	61,362	77,967	1,300
Non-controlling interest	82	126	2	322	438	7

	15,838	22,391	373	61,684	78,405	1,307

Earnings per equity share:
Attributable to equity share holders of the company
Basic	7.04	9.07	0.15	27.05	31.76	0.53
Diluted	7.02	9.04	0.15	26.98	31.66	0.53

From continuing operations
Basic	6.42	9.07	0.15	25.01	31.76	0.53
Diluted	6.40	9.04	0.15	24.95	31.66	0.53

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,455,037,295	2,455,543,231	2,455,543,231	2,453,218,759	2,454,745,434	2,454,745,434
Diluted	2,460,940,973	2,462,876,367	2,462,876,367	2,459,184,321	2,462,626,739	2,462,626,739

Additional Information
Segment Revenue
IT Services	85,538	106,193	1,770	338,431	399,509	6,658
IT Products	10,746	11,090	185	39,238	38,785	646
IT Services & Products	96,284	117,283	1,955	377,669	438,294	7,305
Consumer Care and Lighting (Discontinued operation)	10,440	—	—	40,594	—	—
Others (Discontinued operation)	3,393	—	—	14,785	—	—
Others	147	(238)	(4)	560	(666)	(11)
Total	110,264	117,045	1,951	433,608	437,628	7,294

Operating Income
IT Services	17,268	26,054	434	69,933	90,333	1,506
IT Products	268	143	2	990	310	5
IT Services & Products	17,536	26,197	436	70,923	90,643	1,511
Consumer Care and Lighting (Discontinued operation)	1,337	—	—	5,012	—	—
Others (Discontinued operation)	(23)	—	—	290	—	—
Others	(473)	(387)	(6)	(1,079)	(1,289)	(21)
Total	18,376	25,810	430	75,146	89,354	1,490

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2013	2014	2014	2013	2014	2014
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company (Continuing operations)	15,756	22,265	371	61,362	77,967	1,300
Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(68)	1	—	(308)	(3)	(0)

Non-GAAP adjusted profit (Continuing operations)	15,687	22,266	371	61,054	77,963	1,300

Profit for the period attributable to Equity holders of the Company (Discontinued operations)	1,531	—	—	4,997	(0)	(0)
Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(1)	—	—	(12)	—	—

Non-GAAP adjusted profit (Discontinued operations)	1,530	—	—	4,984	(0)	(0)

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

IT Services Revenue as per IFRS	1,720.2
Effect of Foreign currency exchange movement	2.8
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,717.4

IT Services Revenue as per IFRS	1,720.2
Effect of Foreign currency exchange movement	11.8
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,732.0

Segment Revenue and Operating Income as per new basis of segmentation

	Three months ended March 31, 2014		Year ended March 31, 2014
SEGMENT	Revenue	Operating Income	Revenue	Operating Income
BFSI	28,468	7,005	106,035	24,153
HLS	11,275	2,482	41,130	7,637
RCTG	15,412	4,048	58,893	13,012
ENU	17,173	4,887	63,923	17,418
MFG	19,095	4,909	74,423	17,348
GMT	14,770	3,332	55,105	11,569
UNALLOCATED	—	(609)	—	(804)

TOTAL IT SERVICES	106,193	26,054	399,509	90,333
IT PRODUCTS	11,090	143	38,785	310
RECONCILING ITEM	(238)	(387)	(666)	(1,289)

ENTITY TOTAL	117,045	25,810	437,628	89,354